March 18, 2020

Dear Shareholders and Friends,
In this time of market volatility surrounding the coronavirus pandemic, I wanted to provide a brief update on current activities at Piedmont Lithium Limited (“Piedmont”) as well as our plans going forward.
First and foremost, we are focused on the safety of our employees, consultants and advisors.  Non-essential travel has been eliminated and in-person meetings have been curtailed given the social distancing that most groups are observing.  As a development stage company, we often work remotely in the normal course, and we have formalized that approach for the time being with little impact on productivity.
Our current focus is on three areas, each of which is progressing well:
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Lithium hydroxide testwork.   Hydroxide testwork is nearing completion at SGS in Lakefield, Ontario.  As reported on February 25, 2020, we have completed 9 of the 10 steps with positive results.  The final crystallization steps are under way but will take longer than planned due to some remote working practices being implemented at the SGS laboratory.  We do not expect this extended completion of testwork to have an impact on our other activities.

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Chemical plant prefeasibility study.  Hatch is progressing its work on the chemical plant pre-feasibility study (“PFS”) and remains on track for delivery in Q2 2020.  The chemical plant PFS will provide refined estimates of our capital and operating costs and should reinforce our position as a low-cost US-based producer of lithium hydroxide.

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Chemical plant permitting activities.   Background studies to be used in the chemical plant permit applications are ongoing and proceeding on schedule.  We still plan to submit these permit applications shortly after completion of the chemical plant PFS and expect to receive these permits during 2020.

Each of these three activities is of critical importance, and each is well advanced.  Our plan remains to complete these three significant de-risking steps and then evaluate market conditions before accelerating toward completion of a definitive feasibility study.
We take great comfort in our strong financial position and will be prudent in maintaining that through this market dislocation.  We completed a large equity financing in July 2019 with strong institutional support and have a very strong cash position (US$11.4 million / A$18.4 million at December 31, 2019), as well as a modest monthly cash burn rate.
I would like to make a final comment on lithium market dynamics.  While uncertainly exists with respect to the duration of the current economic slowdown, it is increasingly clear that the future is bright for the lithium business, particularly in the United States.  Some recent market developments are worth highlighting:
•	European electric vehicle (“EV”) sales were up strongly in February, including growth of +200% in the UK and France;
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General Motors announced a $20 billion investment in electrification, including unveiling their Ultium batteries to be produced in joint venture with LG Chemical and expected to drive battery cell costs below $100/kWh;

•	Audi, Mercedes and Jaguar are all reported to be having difficulty securing battery supplies;
•	Progress continues on next generation batteries expected to contain substantially more lithium, particularly in the anode and electrolyte; and
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Shutdowns associated with the coronavirus have made increasingly clear the merits of local supply sources.  China currently produces roughly 80% of the world’s lithium hydroxide, highlighting the strategic advantage of our unique location in the USA’s ‘auto alley’.

In short, the future of Piedmont is bright and we anticipate positive developments in coming weeks and months.  Please don’t hesitate to reach out to me at kphillips@piedmontlithium.com if you would like to learn more.  In the interim, stay safe!

Yours sincerely,

Keith D. Phillips
President & CEO

About Piedmont Lithium
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology, spodumene-only mineralogy, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.
This announcement has been authorized for release by Piedmont’s President & CEO, Keith D. Phillips.

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